UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

OVERHILL FARMS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

690212 10 5

(CUSIP Number)

Arthur E. Levine	Mitchell S. Cohen, Esq.
Levine Leichtman Capital Partners II, L.P.	Irell & Manella LLP
335 N. Maple Drive, Suite 240	1800 Avenue of the Stars, Suite 900
Beverly Hills, CA 90210	Los Angeles, California 90067
(310) 275-5335	(310) 277-1010

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690212 10 5	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 5,688,022 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 5,688,022 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,688,022 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% (See Item 5)
14.	Type of Reporting Person PN

CUSIP No. 690212 10 5	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LLCP California Equity Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 5,688,022 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 5,688,022 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,688,022 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% (See Item 5)
14.	Type of Reporting Person PN

CUSIP No. 690212 10 5	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (c) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 5,688,022 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 5,688,022 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,688,022 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% (See Item 5)
14.	Type of Reporting Person CO

CUSIP No. 690212 10 5	Page 5 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arthur E. Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (d) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 5,688,022 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 5,688,022 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,688,022 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% (See Item 5)
14.	Type of Reporting Person IN

CUSIP No. 690212 10 5	Page 6 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lauren B. Leichtman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (e) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: — 0 — Shares 8. Shared Voting Power: 5,688,022 Shares (See Item 5) 9. Sole Dispositive Power: — 0 — Shares 10. Shared Dispositive Power: 5,688,022 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,688,022 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 37.7% (See Item 5)
14.	Type of Reporting Person IN

SCHEDULE 13D

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Levine Leichtman Capital Partners II, L.P., a California limited partnership (the “Partnership”), LLCP California Equity Partners II, L.P., a California limited partnership (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), hereby file this Amendment No. 8 to Schedule 13D (this “Amendment”) with the Securities and Exchange Commission (the “Commission”). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on November 18, 2002 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on December 17, 2002, as further amended by Amendment No. 2 to Schedule 13D filed with the Commission on April 14, 2003, as further amended by Amendment No. 3 to Schedule 13D filed with the Commission on April 25, 2003, as further amended by Amendment No. 4 to Schedule 13D filed with the Commission on August 22, 2003 as further amended by Amendment No. 5 to Schedule 13D filed with the Commission on November 10, 2003, as further amended by Amendment No. 6 to Schedule 13D filed with the Commission on October 15, 2004, and as further amended by Amendment No. 7 to Schedule 13D filed with the Commission on March 3, 2005, relating to the Common Stock, par value $.01 per share, of Overhill Farms, Inc., a Nevada corporation (the “Issuer”).

The Original Schedule 13D, as amended by each such Amendment, is referred to herein as this “Amended Schedule 13D.”

This Amendment is being filed pursuant to a Joint Reporting Agreement dated November 15, 2002, a copy of which is attached as Exhibit 99.1 to the Original Schedule 13D, among and on behalf of the Reporting Persons.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

Item 4. Purpose of Transaction.

Item 4 of Amended Schedule 13D is hereby amended by adding the following at the end of such Item:

Pursuant to the Investor Rights Agreement, as amended, the Partnership exercised its right to designate Steven E. Hartman for nomination and election or appointment to the Board of Directors of the Issuer (the “Board”). Mr. Hartman is a Vice President and a Managing Director of Levine Leichtman Capital Partners, Inc. (“Capital Corp.”), the sole general partner of LLCP California Equity Partners II, L.P. (“LLCP California Equity”), the sole general partner of the Partnership. Mr. Hartman is also a limited partner of LLCP California Equity. (Each of Capital Corp. and the General Partner is a Reporting Person under this Schedule 13D. See Item 1 above for more information regarding each such Reporting

Person.) Pursuant to the exercise by the Partnership of such board designation rights, Mr. Hartman was appointed by the Board as a director at a meeting of the Board held on April 18, 2005. The Partnership reserved the right to designate additional designees to the Board at any time and from time to time in the future pursuant to its rights under the Investor Rights Agreement, as amended.

The exercise by the Partnership of its board designation rights under the Investor Rights Agreement was done in conjunction with the Partnership’s decision to consider and evaluate various alternatives to dispose of all of its debt and equity securities of the Issuer in one transaction or a series of related transactions. Mr. Hartman intends to participate with the other members of the Board in all Board deliberations, including those seeking a possible Issuer-related transaction to facilitate the disposition of such debt and equity securities in the manner described above. Mr. Hartman is aware of his fiduciary obligations to act in the best interests of the Issuer and all of the Issuer’s stockholders.

Item 5. Interest in Securities of the Issuer.

Item 5 of Amended Schedule 13D is hereby amended and restated to read as follows:

(a)	Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 5,688,022 shares of Common Stock, including 5,404,746 shares of Common Stock, 200 shares of Common Stock issuable upon exercise of the December 2002 Restated Warrants and 283,076 shares of Common Stock issuable upon conversion of the Series A Preferred Shares (see Items 3 and 4 above and Item 6 below). Such aggregate number of shares beneficially owned by the Reporting Persons constituted, as of February 9, 2005, approximately 37.7% of the shares of such class (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act and assuming that 14,805,556 shares of Common Stock were issued and outstanding as of such date, as reported by the Issuer in its Form 10-Q for the quarterly period ended January 2, 2005, filed with the Commission on February 9, 2005).

Pursuant to the Investor Rights Agreement, the Reporting Persons may also be deemed to be beneficial owners, for purposes of the election or appointment of the LLCP Representative to the Board as described in Items 4 above and 6 below, of additional shares of Common Stock beneficially owned by James Rudis (excluding shares of Common Stock issuable upon exercise of options currently held by him which have not been exercised). There is no LLCP Representative currently serving on the Board. The Reporting Persons have no pecuniary interest in the shares of Common Stock beneficially owned by Mr. Rudis and disclaim beneficial ownership of such shares.

(b)	The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 5,688,022 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, the Partnership may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by Mr. Rudis.

By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 5,688,022 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, the General Partner may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by Mr. Rudis.

By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 5,688,022 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, Capital Corp. may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by Mr. Rudis.

By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 5,688,022 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, each of Mr. Levine and Ms. Leichtman may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by Mr. Rudis.

(c)	None of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

Dated: April 22, 2005	LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P.,
a California limited partnership

	By:	LLCP California Equity Partners II, L.P.,
a California limited partnership, its General Partner

		By:	Levine Leichtman Capital Partners, Inc.,
a California corporation, its General Partner

			By:	/s/ Arthur E. Levine
Arthur E. Levine
President

LLCP CALIFORNIA EQUITY PARTNERS II, L.P.,
a California limited partnership

	By:	Levine Leichtman Capital Partners, Inc., a
California corporation, its General Partner

		By:	/s/ Arthur E. Levine
Arthur E. Levine
President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC.,
a California corporation

	By:	/s/ Arthur E. Levine
Arthur E. Levine
President

/s/ Arthur E. Levine
ARTHUR E. LEVINE

/s/ Lauren B. Leichtman
LAUREN B. LEICHTMAN